Quarterly Business Update
Second Quarter 2006

BLACKROCK

Dear Investor,

During the first half of 2006, we continued to develop our investment strategies to enhance our offerings across asset classes. We also announced the merger of BlackRock and Merrill Lynch Investment Managers (MLIM) in mid-February, and since that time, have been planning for the September 30, 2006 close. This Quarterly Business Update focuses on our integration plans and highlights several popular products.

Equity: Our business philosophy in equities is similar to MLIM's, which makes it relatively straightforward to combine our equity teams under Bob Doll's leadership as Global CIO for Equities. All current BlackRock and MLIM equity teams will continue to manage their products utilizing their existing investment philosophy and process. Each team will remain responsible for its suite of products, with accountability for performance, oversight of portfolio management and research professionals, and a strong voice in the management and resources associated with their products.

Fixed Income: We are pleased to report that Keith Anderson will continue as Global CIO for Fixed Income, and Scott Amero will continue as co-head of the fixed income team. The team will continue to manage portfolios using a shared investment philosophy and process. In addition to existing trading platforms in New York, Edinburgh, Tokyo, and Wilmington, we will add London, Princeton, and Sydney. The added execution capabilities expand our successful efforts in global bond to include local currency mandates, such as Sterling, Euro, Yen, and Australian dollar. Resources dedicated to corporate cash, preferred stock, emerging markets debt, and distressed high yield will grow, as will our managed account business. In addition, we will add a dedicated management team for stable value portfolios. Finally, our capabilities in liability-driven investing (LDI) will expand in both Europe and the US.

Cash Management: Both BlackRock and MLIM have extensive liquidity capabilities, and clients of BlackRock will benefit from the expertise and depth of these combined teams. Rich Hoerner, who has been with BlackRock and its predecessor firm for 19 years as a liquidity specialist, will continue to run BlackRock's Liquidity Portfolio Management team along with co-head Chris Stavrakos who joined us in May from Mellon Global Securities Lending. Peter Hayes of MLIM and Bill Henderson of BlackRock will co-head Liquidity's Tax-Exempt team. As with the fixed income team, the liquidity team will employ a shared investment philosophy and process.

Alternatives and Real Estate: Both BlackRock and MLIM offer innovative Alternatives and Real Estate products for a wide range of clients. These include single strategy and fund of hedge funds, private equity, CDOs/CLOs, and portable alpha products. BlackRock's real estate business is focused on US real estate, while MLIM's business is focused on UK and Australia. In combination, and with the addition of professionals in London and Tokyo this year, BlackRock's strategic globalization plan is well underway. Post-close, this global team will be under the leadership of Fred Lieblich of BlackRock. Given the complexity of these products, Ralph Schlosstein, our President, will continue to oversee our expanded suite of products and capabilities.

BlackRock Solutions (BRS), our risk management business, has recently introduced a newsletter to regularly communicate with its client base about many new products and services at BRS. We would be happy to share this with you. If you would like to be included on the distribution list, please contact amg-gcr@blackrock.com.

Regards,

Barbara Novick

Barbara Novick
Vice Chairman

About BlackRock

BlackRock is a premier provider of global investment management, risk management, and advisory services. The firm manages portfolios and provides investment solutions for a broad array of investors that include corporate, public, and Taft-Hartley pension plans, insurance companies, mutual funds, endowments, foundations, nuclear decommissioning trusts, corporations, banks, and individuals worldwide.

Headquartered in New York, BlackRock serves clients from offices in the U.S., Edinburgh, Hong Kong, Munich, Singapore, Sydney, and Tokyo.

Assets Under Management: $464 Billion

- $305 billion in fixed income
- $88 billion in liquidity
- $44 billion in equity
- $16 billion in alternative investments
- $11 billion in real estate debt & equity

Risk Management Assets: $3.5 Trillion

BlackRock News

On February 15, 2006, BlackRock, Inc. and Merrill Lynch & Co., Inc. entered into an agreement to merge Merrill Lynch Investment Managers and BlackRock to create a new independent company with nearly $1 trillion in assets under management (based on combined assets under management as of December 31, 2005). The transaction is expected to be completed in the third quarter of 2006, subject to necessary shareholder and regulatory approvals and other customary closing conditions, with the full integration of both firms' operations shortly thereafter. The new company will operate under the BlackRock name.

All assets in this report are as of June 30, 2006, unless otherwise noted.

Equity Update

Quantitative Equity: Our Quantitative Equity products, which include US large cap core, value, growth, global, EAFE, and income-oriented products, continue to generate interest. At the close of the first quarter of 2006, the US large core, value, and growth products reached three-year performance milestones, exhibiting strong performance since inception. David Byrket, CFA, and Fred Herrmann, CFA, continue to lead the team. We are pleased to announce PhD candidate, Rui Zhao, has recently joined the team as a Quantitative Analyst.

We are also seeing growing interest in our 130/30 strategy as investors look for ways to add alpha to their investment portfolios. Institutional investors have begun to evaluate the benefits of loosening the long-only constraint within equity portfolios. To that end, BlackRock's Quantitative Equity team has developed a capability called Alpha Extension (i.e 130/30) which aims to produce higher active returns and higher risk-adjusted returns (higher information ratios) by relaxing the long-only constraint on our quantitative equity investment process. This strategy provides a middle ground between a traditional long-only portfolio that delivers equity beta and equity alpha, and an alternative portfolio that offers only uncorrelated equity alpha. For more information on this strategy, contact amg-gcr@blackrock.com for a copy of BlackRock's recent Special Report, *Alpha Extension: 130/30 Strategy*.

International Equity: BlackRock currently manages $10 billion in international equity strategies, including EAFE, Pan-Europe, Europe ex-UK, Euroland, and Pacific Basin. Our EAFE product recently reached its five-year performance milestone. Over the past few years, enhancements to our EAFE product have included a more disciplined global sector research process, enhanced use of quantitative tools to better understand style risk, and a more formalized methodology for active weight rankings. This quarter, we gained a new institutional client in our EAFE product, bringing total assets under management in that strategy to over $600 million.

Equity Performance

Total Return (USD, %) Periods Ended June 30, 2006
Annualized for periods greater than one year

Strategy	Qtr.	1Yr.	3Yr.	5Yr.
Quantitative Large Cap Core (Gross)	**-2.02**	**6.42**	**12.53**	**N/A**
Quantitative Large Cap Core (Net)	**-2.12**	**6.01**	**12.09**	**N/A**
Quantitative Large Cap *Suppl*[1] (Gross)	**-2.02**	**6.42**	**12.53**	**3.79**
Quantitative Large Cap *Suppl*[1] (Net)	**-2.12**	**6.01**	**12.09**	**3.38**
S&P 500	-1.44	8.63	11.22	2.49
Fundamental Large Cap Growth (Gross)	**-4.12**	**7.99**	**11.16**	**N/A**
Fundamental Large Cap Growth (Net)	**-4.25**	**7.43**	**10.56**	**N/A**
Russell 1000 Growth	-3.90	6.12	8.35	N/A
International (Gross)	**0.64**	**30.05**	**26.04**	**10.38**
International (Net)	**0.47**	**29.19**	**25.22**	**9.67**
MSCI EAFE, Net	0.70	26.56	23.94	10.02
Quantitative Large Cap Value (Gross)	**0.06**	**11.82**	**15.69**	**N/A**
Quantitative Large Cap Value (Net)	**-0.04**	**11.39**	**15.24**	**N/A**
Russell 1000 Value	0.59	12.09	15.70	N/A
Quantitative Large Cap Growth (Gross)	**-3.01**	**6.10**	**10.25**	**N/A**
Quantitative Large Cap Growth (Net)	**-3.11**	**5.72**	**9.83**	**N/A**
Russell 1000 Growth	-3.90	6.12	8.35	N/A
Small Cap Growth (Gross)	**-4.36**	**17.46**	**19.24**	**N/A**
Small Cap Growth (Net)	**-4.60**	**16.30**	**18.07**	**N/A**
Russell 2000 Growth	-7.25	14.58	16.27	N/A
Small/Mid Cap Growth (Gross)	**-5.14**	**15.37**	**18.44**	**N/A**
Small/Mid Cap Growth (Net)	**-5.36**	**14.34**	**17.39**	**N/A**
Russell 2500 Growth	-6.13	14.62	17.03	N/A
Mid Cap Growth (Gross)	**-4.95**	**11.24**	**15.19**	**N/A**
Mid Cap Growth (Net)	**-5.14**	**10.38**	**14.29**	**N/A**
Russell Midcap Growth	-4.69	13.04	16.85	N/A
Small Cap Value (Gross)	**-3.31**	**9.87**	**20.10**	**N/A**
Small Cap Value (Net)	**-3.56**	**8.79**	**18.92**	**N/A**
Russell 2000 Value	-2.70	14.61	21.01	N/A
Small/Mid Cap Value (Gross)	**-4.49**	**6.48**	**19.20**	**N/A**
Small/Mid Cap Value (Net)	**-4.71**	**5.53**	**18.15**	**N/A**
Russell 2500 Value	-2.53	12.53	20.96	N/A
Mid Cap Value (Gross)	**-0.95**	**13.72**	**21.90**	**N/A**
Mid Cap Value (Net)	**-1.15**	**12.83**	**20.95**	**N/A**
Russell Midcap Value	-0.56	14.26	22.10	N/A
International Small Cap (Gross)	**-1.20**	**44.42**	**36.80**	**21.92**
International Small Cap (Net)	**-1.45**	**43.02**	**35.48**	**20.72**
S&P/Citigroup EMI Global Ex-US	-1.70	31.23	31.90	18.28
Pan Europe (Gross)	**1.19**	**26.29**	**22.63**	**8.03**
Pan Europe (Net)	**1.04**	**25.60**	**21.92**	**7.40**
MSCI Europe, Net	2.54	24.75	23.39	10.45
Pacific Basin (Gross)	**-3.32**	**35.47**	**27.70**	**11.40**
Pacific Basin (Net)	**-3.47**	**34.63**	**26.94**	**10.73**
MSCI Pacific	-2.97	30.93	25.36	9.02
Global All Cap Energy (Gross)	**5.57**	**49.16**	**N/A**	**N/A**
Global All Cap Energy (Net)	**5.32**	**47.72**	**N/A**	**N/A**
70% Wilshire 5000 Mod. Energy / 30% MSCI AC World Energy	3.28	34.01	N/A	N/A
BlackRock Equity PLUS (Gross)	**-1.42**	**8.75**	**11.34**	**2.73**
BlackRock Equity PLUS (Net)	**-1.49**	**8.45**	**11.02**	**2.43**
S&P 500	-1.44	8.63	11.22	2.50

[1]Prior to 3/2003, investment results represent historical performance of F. Herrmann and D. Byrket with respect to the Large Cap Disciplined Equity Composite of Weiss, Peck & Greer, their former employer. They were the portfolio managers primarily responsible for the product there. Return source is InvestorForce. They joined BlackRock in mid-Feb 2003, and began to manage the BlackRock Select Equity Portfolio effective 3/1/03. Performance for 3/03 reflects the BlackRock Select Equity Portfolio, and the BlackRock Large Cap Core Equity Composite thereafter.

Performance is shown gross and net of advisory fees. The deduction of advisory fees will reduce performance results and the return to investors. Net performance reflects the deduction of the highest advisory fee that can be charged to any account in each Composite. Fees are described in our Form ADV, Part II. Past results are not necessarily indicative of future results. All performance results assume reinvestment of dividends, interest, and/or capital gains. Performance above does not necessarily represent the performance that any particular account investing in the same or similar securities may have had during the period. Actual performance may be higher or lower based on unique client guidelines, account size, market and economic considerations. The indices are unmanaged and do not incur management fees, transaction costs, or other expenses of a managed account. BlackRock, Inc.'s advisor subsidiaries are registered investment advisors providing alternative investment, equity, fixed income, liquidity, real estate, and risk management products. For purposes of this composite, BlackRock HPB Management LLC and BlackRock Kelso Capital Advisors LLC are excluded. BlackRock's equity composites use futures and options only when permitted by account guidelines; no leverage is utilized. Non-fee paying accounts are not included in the composites. BlackRock claims compliance with the AIMR Performance Presentation Standards (AIMR-PPS®), the US and Canadian version of GIPS®. AIMR has not been involved with or reviewed BlackRock's claim of compliance. For a complete list and description of BlackRock composites and/or a presentation that adheres to the AIMR-PPS standards, contact AMG-GCR@blackrock.com.

The Quantitative Large Cap Core Equity Composite (USD) is a risk-controlled, quantitative equity strategy designed to outperform the S&P 500 Index. Composite assets as of 6/30/06 were $4 billion, representing 1% of the firm's total assets. The Fundamental Large Cap Growth Equity Composite (USD) is a bottom-up, fundamental equity strategy which invests in companies with market capitalizations greater than $2 billion. Composite assets as of 6/30/06 were $1.5 billion, representing <1% of the firm's total assets. The International Equity Composite (USD) is an equity strategy benchmarked to the MSCI EAFE Net Index. Composite assets as of 6/30/06 were US$526 million, representing <1% of the firm's total assets. The Quantitative Large Cap Value Equity Composite (USD) is a risk-controlled, quantitative equity strategy which invests in companies with market capitalizations greater than $2 billion. Composite assets as of 6/30/06 were $501 million, representing <1% of the firm's total assets. The Quantitative Large Cap Growth Equity Composite (USD) is a risk-controlled, quantitative equity strategy which invests in companies with market capitalizations greater than $2 billion. Composite assets as of 6/30/06 were $50 million, representing <1% of the firm's total assets. The Small Cap Growth Equity Composite (USD) is a growth strategy which invests in companies with market capitalization between the largest and smallest member of the Russell 2000 Growth Index. Composite assets as of 6/30/06 were $914 million, representing <1% of the firm's total assets. The Small/Mid Cap Growth Equity Composite (USD) is a growth strategy which invests in companies with market capitalization between the largest and smallest member of the Russell 2500 Growth Index. Composite assets as of 6/30/06 were $332 million, representing <1% of the firm's total assets. The Mid Cap Growth Equity Composite (USD) is a growth strategy which invests in companies with market capitalization between the largest and smallest member of the Russell MidCap Growth Index. Composite assets as of 6/30/06 were $2 billion, representing <1% of the firm's total assets. The Small Cap Value Equity Composite (USD) is a value strategy which invests in companies with market capitalization between the largest and smallest member of the Russell 2000 Value Index. Composite assets as of 6/30/06 were $995 million, representing <1% of the firm's total assets. The Small/Mid Cap Value Equity Composite (USD) is a value strategy which invests in companies with market capitalization between the largest and smallest member of the Russell 2500 Value Index. Composite assets as of 6/30/06 were $837 million, representing <1% of the firm's total assets. The Mid Cap Value Equity Composite (USD) is a value strategy which invests in companies with market capitalization between the largest and smallest member of the Russell MidCap Value Index. Composite assets as of 6/30/06 were $817 million, representing <1% of the firm's total assets. The International Small Cap Composite (USD) is an international equity strategy which invests exclusively in small cap companies domiciled outside the United States. Composite assets as of 6/30/06 were US$2 billion, representing <1% of the firm's total assets. The Pan-European Equity Composite (USD) is benchmarked to the MSCI Europe-Index return with dividends reinvested in US dollars. Composite assets as of 6/30/06 were US$3 billion, representing 1% of the firm's total assets. The Pacific Basin Composite (USD) is a strategy that invests in countries included in the MSCI Pacific Basin Net Index and in other pacific basin countries. Composite assets as of 6/30/06 were US$487 million, representing <1% of the firm's total assets. The Global All Cap Energy Composite (USD) is an energy strategy focused on publicly traded equity securities of companies with greater than 10% of cash flow, income, or assets derived from energy-related sources. Composite assets as of 6/30/06 were US$94 million, representing <1% of the firm's total assets. The BlackRock Equity PLUS Composite (USD) is a derivative-based enhanced equity strategy that combines our expertise in fixed income and derivatives and is designed to outperform the S&P 500 Index with a low level of active risk. Composite assets as of 6/30/06 were $1.5 billion, <1% of the firm's total assets.

Fixed Income Update

Fixed Income Global Opportunities Strategy (FIGO): BlackRock offers its absolute return strategy, FIGO, for investors seeking an alternative to benchmark-oriented strategies. FIGO differs from hedge funds, as it limits ex-ante volatility and prohibits leverage and net shorting. As investors continue to search for innovative ways to achieve a desirable return from fixed income, an assessment of the appropriate benchmark is required. Many investors lack a pure market-based liability, and as such, a market benchmark may not be the optimal approach.

The FIGO strategy was introduced on July 1, 2004 in response to investors seeking absolute returns over a market cycle from their traditional fixed income investments. FIGO has grown to $1.8 billion with assets from a broad client base that includes pension funds, financial institutions, foundations/endowments, and high net worth individuals.

Global Fixed Income: With $30 billion in various global strategies, BlackRock has experience managing to a multitude of assignments based upon published and customized benchmarks. Mandates range from global aggregate and global government to sector and region-specific. We continue to see strong demand for these products from corporations, insurers, and public funds worldwide. Year-to-date, BlackRock has been awarded $2 billion in EMD, Global Bond, and Euro Core Bond mandates from new clients worldwide.

BlackRock's global bond investment strategy incorporates the same discipline, oversight, and investment philosophy as all of our fixed income mandates. With over 14 years of investment experience, our dedicated global team is an integral part of BlackRock's fixed income portfolio management group. Andrew Gordon and Scott Thiel, both Managing Directors, co-head the team and have primary responsibility for all global bond mandates. Andrew joined BlackRock in 1996 to lead our efforts in non-dollar markets and Scott followed in 2004.

We continue to build our capabilities in local currency investing. Chris Fellingham will join BlackRock from MLIM to lead a dedicated sterling bond effort in London. Scott Thiel is expanding our Euro bond capability in London, and Shigero Endo is leading Yen bond management in Tokyo. Russell Maddox and Steve Miller, who run MLIM's Sydney-based Aussie dollar team, will join BlackRock to develop an Australian core plus product.

Fixed Income Performance

Total Return (USD, %) Periods Ended June 30, 2006
Annualized for periods greater than one year

Strategy	Qtr.	1Yr.	3Yr.	5Yr.
Fixed Income Global Opportunities (Net)	**0.05**	**3.06**	**N/A**	**N/A**
Core Bond (Gross)	**0.21**	**0.03**	**2.47**	**5.38**
Core Bond (Net)	**0.14**	**-0.27**	**2.17**	**5.06**
Lehman US Aggregate	-0.08	-0.81	2.05	4.97
Core PLUS (Gross)	**0.25**	**0.23**	**2.80**	**5.57**
Core PLUS (Net)	**0.17**	**-0.05**	**2.50**	**5.26**
Lehman US Aggregate	-0.08	-0.81	2.05	4.97
Core Enhanced Index (Gross)	**0.13**	**-0.31**	**2.35**	**5.26**
Core Enhanced Index (Net)	**0.10**	**-0.46**	**2.20**	**5.11**
Lehman US Aggregate	-0.08	-0.81	2.05	4.97
LIBOR (Gross)	**1.22**	**4.47**	**2.68**	**2.78**
LIBOR (Net)	**1.16**	**4.21**	**2.43**	**2.53**
LIBOR 3-Month Index	1.19	4.13	2.43	2.38
Short Duration (Gross)	**0.78**	**2.59**	**2.06**	**3.76**
Short Duration (Net)	**0.70**	**2.28**	**1.75**	**3.45**
Merrill 1-3 Year Treasury	0.65	1.83	1.40	3.08
Intermediate Duration (Gross)	**0.36**	**0.64**	**1.89**	**5.05**
Intermediation Duration (Net)	**0.28**	**0.34**	**1.59**	**4.74**
Lehman Intermediate Gov/Credit	0.21	-0.19	1.49	4.62
Long Duration (Gross)	**-1.04**	**-5.02**	**3.06**	**7.66**
Long Duration (Net)	**-1.10**	**-5.25**	**2.80**	**7.40**
Lehman Long Gov/Credit	-1.50	-6.47	2.08	6.81
Mortgage (Gross)	**0.19**	**0.96**	**3.09**	**4.92**
Mortgage (Net)	**0.13**	**0.73**	**2.84**	**4.66**
Lehman MBS	0.01	0.40	2.89	4.65
Corporate (Gross)	**-0.20**	**-1.46**	**2.46**	**6.19**
Corporate (Net)	**-0.27**	**-1.76**	**2.15**	**5.88**
Lehman Credit	-0.39	-2.06	1.96	5.67
High Yield (Gross)	**0.51**	**6.62**	**9.83**	**10.13**
High Yield (Net)	**0.38**	**6.09**	**9.28**	**9.58**
Lehman High Yield 2% Issuer Capped[1]	-0.07	4.37	8.42	8.56
Emerging Market Debt (Gross)	**-1.89**	**6.26**	**11.83**	**14.71**
Emerging Market Debt (Net)	**-2.02**	**5.73**	**11.28**	**14.14**
JPMorgan Global EMBI	-2.14	4.63	9.58	10.84
Global - Euro Hedged (Gross)	**-0.42**	**-0.63**	**3.03**	**5.69**
Global - Euro Hedged (Net)	**-0.50**	**-0.98**	**2.67**	**5.32**
Lehman Global Aggregate Euro Hedged	-0.58	-1.92	2.30	4.94
TIPS (Gross)	**0.54**	**-1.24**	**4.11**	**N/A**
TIPS (Net)	**0.51**	**-1.39**	**3.95**	**N/A**
Lehman Global Real: US TIPS	0.49	-1.64	3.76	N/A

[1]As of June 1, 2005, benchmark is Lehman Brothers High Yield 2% Issuer Capped Index. Prior to June 1, 2005, benchmark was Lehman Brothers High Yield Index.

Performance is shown gross and net of advisory fees. The deduction of advisory fees will reduce performance results and the return to investors. Net performance reflects the deduction of the highest advisory fee that can be charged to any account in each Composite. Fees are described in our Form ADV, Part II. Past results are not necessarily indicative of future results. All performance results assume reinvestment of dividends, interest, and/or capital gains. Performance above does not necessarily represent the performance that any particular account investing in the same or similar securities may have had during the period. Actual performance may be higher or lower based on unique client guidelines, account size, market and economic considerations. The indices are unmanaged and do not incur management fees, transaction costs, or other expenses of a managed account. BlackRock, Inc.'s advisor subsidiaries are registered investment advisors providing alternative investment, equity, fixed income, liquidity, real estate, and risk management products. For purposes of this composite, BlackRock HPB Management LLC and BlackRock Kelso Capital Advisors LLC are excluded. BlackRock's fixed income composites use futures and options only when permitted by account guidelines; no leverage is utilized. Non-fee paying accounts are not included in the composites. BlackRock claims compliance with the AIMR Performance Presentation Standards (AIMR-PPS®), the US and Canadian version of GIPS®. AIMR has not been involved with or reviewed BlackRock's claim of compliance. For a complete list and description of BlackRock composites and/or a presentation that adheres to the AIMR-PPS standards, contact AMG-GCR@blackrock.com.

The Core Bond Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $19 billion, representing 4% of the firm's total assets. The Core PLUS Composite (USD) represents a fixed income strategy with a relative value, duration controlled approach that includes opportunistic exposure to non-USD, EMD, and up to 10% in below-investment grade securities. Composite assets as of 6/30/06 were $18.5 billion, representing 4% of the firm's total assets. The Core Bond Enhanced Index Composite (USD) represents a fixed income strategy with a relative value, duration controlled approach that employs narrow duration and sector constraints relative to the benchmark. Composite assets as of 6/30/06 were $11 billion, representing 2% of the firm's total assets. The LIBOR Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $403 million, representing <1% of the firm's total assets. The Short Duration Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $739 million, representing <1% of the firm's total assets. The Intermediate Duration Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $4.5 billion, representing 1% of the firm's total assets. The Long Duration Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $4.5 billion, representing 1% of the firm's total assets. The Mortgage Composite (USD) represents a US investment grade mortgage-backed fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $7 billion, representing 2% of the firm's total assets. The Corporate Composite (USD) represents a US investment grade corporate bond fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/2006 were $800 million, representing <1% of the firm's total assets. The High Yield Composite (USD) represents a non-investment grade corporate bond fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/06 were $1 billion, representing <1% of the firm's total assets. The Emerging Market Debt Composite (USD) represents a non-investment grade fixed income strategy with a relative value, duration controlled approach that invests in emerging market bonds. Composite assets as of 6/30/06 were $72 million, representing <1% of the firm's total assets. The Global Bond – Euro Hedged Composite (EUR) represents a fixed income strategy with a relative value, duration controlled approach to global bonds. Currency exposures are hedged back into Euros. Composite assets as of 6/30/06 were €111 million, representing <1% of the firm's total assets. The Treasury Inflation-Protected Securities Composite (USD) represents a US investment grade fixed income strategy with a relative value, duration controlled approach that invests in inflation-linked bonds. Composite assets as of 6/30/06 were $930 million, representing <1% of the firm's total assets.

Real Estate: Specialized Retail Opportunities

BlackRock's recently expanded US retail property platform is an example of our ability to find opportunities in high growth sub-markets and niche strategies. BlackRock has recently added a team of senior professionals with expertise in developing and operating the lifestyle and town centers that are becoming an important element of the shopping-as-entertainment trend in the U.S. This addition reflects BlackRock's belief in the investment opportunity in this market trend and our commitment to specialized, industry-leading expertise in the strategies we pursue.

Certain strategies offer opportunities to capitalize on the strong growth trends we see in the US consumer market, even as many retail investments slow. Three trends are particularly relevant: the segmented pattern of US household income growth, the aging of the baby boomers, and the shifting structure of the retail economy. These trends are creating stress on the retail products (neighborhood grocery centers and regional malls) that dominate most investments in this sector.

But these same trends create growth opportunities in two different directions: convenience/big box retail, and retail that meets the need for shopping as entertainment: lifestyle centers, mixed-use town centers, and resort/entertainment retail. We see opportunities in this latter category because the product model requires a high level of expertise to execute, and that expertise is scarce.

In today's capital-rich environment, expertise can be a more powerful value-creating tool than capital alone. BlackRock's retail property team joins our specialized operating team in the multi-housing sector, where we have demonstrated this competitive advantage for clients for over twenty years.

Cash Management Update

BlackRock's cash management products span the duration spectrum while adhering to our unwavering focus on risk and credit quality. This unique line up offers cash managers a solution for every investment need and includes BlackRock Liquidity Funds, non-2a-7 cash products, offshore funds, BlackRock Bond Funds, and customized separate accounts.

Product Highlights: BlackRock manages a cash management product that combines our global market expertise and conservative investment approach. This product seeks additional income without taking on undue risk or liquidity restrictions. This product is designed to bridge the gap between SEC-regulated money market funds and longer-term bond mutual funds. Interest in this product continues to grow, and we currently manage $4.2 billion in this cash management strategy.

BlackRock also offers a series of LIBOR products for varying risk appetites. We currently manage $10 billion in LIBOR strategies across 34 portfolios. LIBOR portfolios may be managed to a variety of US and non-US short duration benchmarks based on client needs. BlackRock has experience managing to multiple client benchmarks including LIBOR-based indices across major currencies, 3-month cash-based indices, and more specialized benchmarks such as the 3-month US Treasury Bill.

Alternatives Update

Recent years have seen a rapid expansion of interest in alternative investments, with increasing allocations coming from individuals, pension funds, endowments, insurers, and other institutional investors. Alternative investments are attractive to investors due to their abilities to diversify investment portfolios and to provide potential additional returns relative to traditional strategies. BlackRock's alternatives business is fully integrated into the firm's shared platform, including risk management, trading systems, product development, client service, legal, compliance, operations and administration resources.

As an investment-focused and client-centered firm, BlackRock continues to develop alternatives products and offer strategic advice to its clients based on specific investment needs. We work with investors to determine allocations to alternative investments and to identify which products meet their asset allocation goals. An example of our commitment to educating clients about the alternatives industry is our recently published Special Report, *Alternative Investments and Insurance Company Portfolios*. This Report is customized for financial institutions investing in the alternatives investment universe. If you would like to receive a copy of the report, please contact amg-gcr@blackrock.com.

Product Highlights: BlackRock manages $4.6 billion in hedge funds, including an equity fund and fixed income credit-oriented and diversified relative value funds. Our hedge fund strategies exhibited strong performance for the quarter and since inception. In particular, our credit-oriented fund generated a year-to-date return of 1.97% (net of fees) as of June 30, 2006, and returned 7.11% (net of fees) annualized since its inception on September 30, 2004.

BlackRock manages an equity all-cap energy hedge fund by our Global Resources team in Boston, led by portfolio managers Dan Rice and Denis Walsh. The fund was introduced on March 1, 2005, and has grown to $577 million. Since the fund's inception, it has returned 25.68% (net of fees) on an annualized basis. On June 1, BlackRock launched a healthcare hedge fund managed by Erin Xie, Ph.D, and Tom Callan, CFA, of the Global Opportunities team.

Disclaimer

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock's ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock's investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock's success in maintaining distribution of its products.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock's website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, a registration statement of New BlackRock, Inc. (Registration No. 333-134916), which includes a preliminary proxy statement of BlackRock, and other materials have been filed with the SEC and are publicly available. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/ prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.